Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2013

Tel Aviv, Israel, May 30, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit") announced today its results for the first quarter of 2013.

Consolidated revenues for the three months period ended March 31, 2013 amounted to NIS 114 million (US$ 31 million) compared to NIS 175 million in the corresponding period in 2012.

The decrease is mainly attributable to: (i) Gain from sale of the Company's share in four Dutch Hotels in the amount of NIS 54 million which was recognized in the corresponded period in 2012; (ii) decreased in sale of fashion merchandise and other in the amount of NIS 12 million mainly due to the sale of the GAP operation in April 2012.

Revenues from commercial centers amounted to NIS 37 million (US$ 10 million) in Q1 2013 compared to NIS 32 million in Q1 2012. The increase is mainly attributable to the operation of seven commercial centers in Q1 2013 compared to the operation of six commercial centers in Q1 2012.

Cost of commercial centers amounted to NIS 30 million (US$ 8 million) in Q1 2013 compared to NIS 36 million in Q1 2012. The decrease is attributable to reducing of expnses attributed to Fantasy Park operation.

Revenues from hotels operations and management amounted to NIS 48 million (US$ 13 million) in Q1 2013 compared to NIS 47 million in Q1 2012.

Gain from sale of hotels amounted to nil in Q1 2013 compared to NIS 54 million in Q1 2012. The gain is attributable to the sale of the Company's share in four Dutch Hotels in 2012.

Costs and expenses of hotels operations and management amounted to NIS 45 million (US$ 12 million) in Q1 2013 compared to NIS 44 million in Q1 2012.

Revenues from the sale of fashion retail amounted to NIS 29 million (US$ 8 million) in Q1 2013 compared to NIS 41 million in Q1 2012. The decreased is attributable to the sale of the GAP operation in April 2012 offset by an increase in the revenues from Mango.

Cost of fashion retail amounted to NIS 30 million (US$ 8 million) in Q1 2013 compared to NIS 51 million in Q1 2012. The decreased is attributable mainly  to the sale of the GAP operation in April 2012 as aformentioned.

General and administrative expenses amounted to NIS 15 million (US$ 4 million) in Q1 2013 compared to NIS 14 million in Q1 2012.  The increase in mainly attributable to the arrangement costs and legal and professional expenses in the amount of NIS 4 million (US$ 1 million) offset by decrease in stock based compensation expenses in the amount of NIS 3 million.

Financial expenses, net amounted to NIS 68 million (US$ 19 million) in Q1 2013 compared to NIS 115 million in Q1 2012. The decrease of NIS 47 million relates mainly to the following:

(I)
A decrease in the amount of NIS 77 million (US$ 21 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

Offset by:

(II)
An increase in the amount of NIS 30 million (US$ 8 million) in interest expenses, net, attributable mainly to  decrease  in interest income from bank deposits and to decrease in gain from  buy-back of debentures by the Company and  PC  which was recognized in the corresponding period.

Write-down and other expenses, net amounted to NIS 6 million (US$ 2 million) in Q1 2013 compared to NIS 18 million in Q1 2012.

Loss before tax benefits amounted to NIS 114 million ($31 million) in Q1 2013 compared to NIS 121 million in Q1 2012.

Tax benefits amounted to NIS 5 million ($1 million) in Q1 2013 compared to NIS 10 million in Q1 2012. The decrease in tax benefits is attributable mainly to timing differences related to Plaza Centers' debentures measured at fair value through profit and loss.

Loss from continuing operations amounted to NIS 109 million ($30 million) in Q1 2013 compared to NIS 111 million in Q1 2012.

Loss from discontinued operations, net, amounted to NIS 4 million ($1 million) in Q1 2013 compared to NIS 20 million in Q1 2012. Such amount is attributed in Q1 2013 to our U.S investment properties operation which was sold during 2012 while in Q1 2012 the results also attributable to Insightec operation due to loss of control in 2012.

Loss for the period attributable to equity holders of the Company amounted to NIS 99 million (US$ 27 million) in Q1 2013 compared to NIS 94 million in Q1 2012. Total loss for the period in Q1 2013 amounted to NIS 113 million (US$ 31 million) compared to NIS 131 million in Q1 2012.

Shareholders' equity as of March 31, 2013 amounted to NIS 1.15 billion (US$ 316 million) (out of which NIS 107 million (US$ 29 million) is attributed to the controlling interest).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the proposed arrangement of the Company's unsecured financial debt (the "Arrangement") will not be approved by all the applicable stakeholders of the Company, the Tel Aviv District Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
 5 Kinneret Street, Bnei Brak, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31	December 31	March 31
	2 0 1 3	2 0 1 2	2 0 1 3
			Convenience
			translation
	(in NIS thousands)		US$'000
Current Assets
Cash and cash equivalents	398,855	528,251	109,335
Short-term deposits and investments	259,908	321,898	71,247
Trade accounts receivable	46,526	44,788	12,754
Other receivable	112,263	117,032	30,774
Prepayments and other assets	60,583	67,436	16,607
Inventories	21,264	13,775	5,829
Trading property	3,255,770	3,379,221	892,481
	4,155,169	4,472,401	1,139,027

Non-Current Assets
Deposits, loans and other long-term balances	49,550	57,005	13,583
Investments in associates	847,772	901,790	232,394
Property, plant and equipment	1,124,174	1,180,977	308,162
Investment property	67,535	71,293	18,513
Other assets and deferred expenses	11,781	12,467	3,229
Intangible assets	44,354	46,718	12,159
	2,145,166	2,270,250	588,040
	6,300,335	6,742,651	1,727,067

Current Liabilities
Short-term credits	3,231,893	1,195,063	885,936
Borrowings relating to trading property	879,754	925,357	241,161
Suppliers and service providers	56,192	70,494	15,404
Payables and other credit balances	175,278	132,588	48,048
Other liabilities	93,035	95,070	25,503
	4,436,152	2,418,572	1,216,052

Non-Current liabilities
Borrowings	590,989	2,796,337	162,004
Other financial liabilities	-	11,250	-
Other liabilities	14,039	14,155	3,848
Deferred taxes	104,930	113,225	28,764
	709,958	2,934,967	194,616

Shareholders' Equity
Attributable to equity holders of the Company	107,339	288,632	29,424
Non controlling Interest	1,046,886	1,100,480	286,975
	1,154,225	1,389,112	316,399
	6,300,335	6,742,651	1,727,067

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
				Convenience
				translation
	(in NIS thousands)			US$'000
Revenues and gains
Commercial centers	36,715	32,095	214,778	10,064
Hotels operations and management	47,668	47,328	206,746	13,067
Sale of fashion merchandise and other	29,210	41,336	144,141	8,007

Total revenues	113,593	120,759	565,665	31,138
Gain from changes of shareholding in investees	-	-	9,369	-
Gain from sale of real estate assets	-	53,875	53,875	-

	113,593	174,634	628,909	31,138

Expenses and losses
Commercial centers	30,041	36,574	213,367	8,235
Hotels operations and management	45,099	44,012	186,760	12,363
Cost of fashion merchandise and other	29,701	50,664	154,220	8,142
General and administrative expenses	15,352	14,159	48,886	4,208
Share in losses of associates, net	33,273	16,992	102,127	9,123
Financial expenses, net	68,382	114,954	209,104	18,745
Write-down, charges and other expenses, net	5,915	18,472	302,095	1,622
	227,763	295,827	1,216,559	62,438

Loss before tax benefits	(114,170)	(121,193)	(587,650)	(31,300)
Tax benefits	5,205	9,964	9,212	1,427
Loss from continuing operations	(108,965)	(111,229)	(578,438)	(29,873)
Profit (loss) from discontinued operation, net	(4,211)	(19,722)	94,823	(1,154)
Loss for the period	(113,176)	(130,951)	(483,615)	(31,027)

Attributable to:
Equity holders of the Company	(99,277)	(94,169)	(315,846)	(27,217)
Non controlling interest	(13,899)	(36,782)	(167,769)	(3,810)
	(113,176)	(130,951)	(483,615)	(31,027)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
				Convenience
				translation
	(in NIS thousands)			US$'000

Loss for the period	(113,176)	(130,951)	(483,615)	(31,027)

Exchange differences arising from translation of foreign operations	(122,679)	(10,049)	(60,191)	(33,626)
Gain (loss) from cash flow hedge	3,006	8,842	(12,088)	824
Gain from available for sale investments	3,895	5,638	10,044	1,068
First adaption of the revaluation model	(9,342)	411,056	409,014	(2,561)
Loss on hedging instruments designated in hedges of the net assets of foreign operations	-	-	37,971	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	-	(102,035)	-

	(125,120)	415,487	282,715	(34,295)

Comprehensive income (loss)	(238,296)	284,536	(200,900)	(65,322)

Attributable to:
Equity holders of the Company	(181,602)	244,512	(70,809)	(49,784)
Non controlling interest	(56,694)	40,024	(130,091)	(15,538)

	(238,296)	284,536	(200,900)	(65,322)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	(20,974)	(20,974)	-	(20,974)	(11,043)	(32,017)
Loss for the year	-	-	-	-	-	-	(293,590)	(293,590)	-	(293,590)	(161,910)	(455,500)
Other comprehensive income (loss)	-	-	34,737	(**)190,690	-	(126,087)	(***)144,414	243,754	-	243,754	37,605	281,359
Transaction with non controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,005	46,578
Balance - December 31, 2012	38,059	864,811	(191,700)	190,690	49,835	(554,805)	60,263	457,153	(168,521)	288,632	1,100,480	1,389,112

Loss for the period	-	-	-	-	-	-	(99,277)	(99,277)	-	(99,277)	(13,899)	(113,176)
Other comprehensive income (loss)	-	-	6,545	(11,740)	-	(79,523)	2,398	(82,320)	-	(82,320)	(42,800)	(125,120)
Stock-based compensation expenses	-	-	-	-	304	-	-	304	-	304	3,105	3,409
Balance - March 31, 2013	38,059	864,811	(185,155)	178,950	50,139	(633,048)	(37,896)	275,860	(168,521)	107,339	1,046,886	1,154,225

(*) includes with non-controlling interest and hedging reserve.
(**) Net of related tax expenses in the amount of NIS 61 million.
(***) Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand US $)
Balance - December 31, 2012	10,433	237,064	(52,549)	52,272	13,661	(151,734)	16,169	125,316	(46,195)	79,121	301,667	380,788

Loss for the period	-	-	-	-	-	-	(27,217)	(27,217)	-	(27,217)	(3,810)	(31,027)
Other comprehensive income (loss)	-	-	1,794	(3,218)	-	(21,799)	660	(22,563)	-	(22,563)	(11,732)	(34,295)
Stock-based compensation expenses	-	-	-	-	83	-	-	83	-	83	850	933
Balance - March 31, 2013	10,433	237,064	(50,755)	49,054	13,744	(173,533)	(10,388)	75,619	(46,195)	29,424	286,975	316,399

(*) includes with non-controlling interest and hedging reserve.